UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __September 2007___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 21st, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific announces Cheal oil production station complete

Wellington, New Zealand - September 21, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN) - Tag Oil Ltd (TSX-V: TAO; OTCBB: TAGOF)

Austral Pacific Energy Ltd. is pleased to announce that the Cheal Production Station is now online and exporting hydrocarbons to market. Plans are now underway for the formal commissioning of the Production Station on Monday 8 October. The opening ceremony will be presided over by New Zealand’s Associate Minister for Energy, Harry Duynhoven.

Commenting on the completion of the Production Station, Austral CEO and President Thompson Jewell said, “We are very pleased to have reached this point; the construction of the production station has been a long, and sometimes trying, process and we wanted to make sure that we had everything in place before talking to our shareholders at our recent shareholder briefing in Wellington. We were able to announce then that we were looking forward to showing guests around the Production Station and helping us formally commission the plant in early October. We are all very pleased to be able to produce hydrocarbons using our own equipment, and we can be justly proud of the achievements of our dedicated team. Now we can focus on using Cheal as a platform for other developments.”

Since the pre-commissioning test phase began on August 10, 2007, the “state of the art” oil and gas production facility has been fully certified, and has processed some 14,000 barrels of oil and 5.9 million scf (standard cubic feet) of gas from the “A” site wells. Production rates have been ramped up and down according to planned well-testing protocols. The field (both A and B wells) is currently reduced to around 600 barrels of oil and 580,000 scf (standard cubic feet) of gas per day while optimization work is undertaken on one of the “A” site wells. The field has produced some 212,000 barrels of oil and 185 million scf of gas in total since test production began.

Cheal is a producing oil and gas field south of Stratford in onshore Taranaki, New Zealand. It is 69.5% owned by Austral, which is also field operator. The field comprises four active wells, with two more in an advanced planning phase, and contains 2.6 MMbbl of independently certified oil reserves (2P) and around 1.8 bcf of associated gas. Austral has put in place all relevant oil, gas and LPG sales contracts for the Cheal output.

In other news, on September 14, 2007, in accordance with the company’s incentive remuneration policy, 705,000 share options were granted to all current staff and directors. The options were granted in recognition of and to incentivise staff efforts in successfully moving the company into a new era as an oil and gas exploration and production company. The exercise price of these options is a five day volume weighted average of US$1.20. A further 60,000 options were granted to Mr. Bernie Zinkhofer upon his appointment as a director, the exercise price of which is the closing price on the date of grant, being $1.23. All options granted are exercisable for 5 years, and vest in three equal tranches over 18 or 24 months.

Austral Pacific Energy (NZ) Limited

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.